January 20, 2010

Mr. Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3710

Washington, D.C. 20549

Re:	Ditech Networks, Inc.
Form 10-K for Fiscal Year Ended April 30, 2009
Filed July 2, 2009

Form 10-Q for Fiscal Quarter ended October 31, 2009
File No. 0-26209

Ladies and Gentlemen:

On behalf of Ditech Networks, Inc. (“Ditech” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 13, 2010, with respect to the periodic reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for the Staff’s convenience, have been incorporated into this response letter.

1.              Please tell us the factors you considered in concluding that the Reseller Agreement is a purchase of an asset and not a business combination under ASC 805-10-55.  We note that you are the exclusive reseller of Simulscribe’s voice to text services to wholesale customers.

We advise the Staff that the accounting reflected in our October 31, 2009 Form 10-Q for this transaction was reviewed with the Office of the Chief Accountant prior to filing our Form 10-Q on December 11, 2009.

2.              Please tell us why the estimated future amortization expense table excludes the distribution rights intangible assets.  Refer to your basis in the accounting literature.

We advise the Staff that, as part of the of the consultation with Office of the Chief Accountant, we did address the concept that the distribution rights intangible asset was akin to a prepaid royalty and would be amortized to expense as a fixed percentage of revenue rather than as a fixed dollar amount each quarter.  As such, unlike the other intangible assets recorded as part of this transaction, there is not a fixed amortization level to be able to disclose in the estimated future amortization expense table.  However, we did provide disclosure as to the rate at which amortization would be recorded.

Please be advised that, in reviewing our disclosure as part of this response, we discovered that we inadvertently referenced the wrong intangible asset in the introduction to the estimated future amortization expense table.  It references the “exclusive distribution rights” but should have referenced the “transfer of customers.”  We will correct this reference in our Form 10-Q to be filed for the quarter ended January 31, 2010.

In addition, Ditech acknowledges that:

•                  Ditech is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Ditech may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 623-1309, or Brett D. White at (650) 843-5191, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ William J. Tamblyn
William J. Tamblyn
Executive Vice President and Chief Financial Officer

cc:                     Dean Suchiro, Senior Staff Accountant, U.S. Securities and Exchange Commission
Kyle Moffatt, Accountant Branch Chief, U.S. Securities and Exchange Commission